CUSIP No. 60877T 10 1                                          Page 1 of 9 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )(1)

                          Momenta Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   60877T 10 1
--------------------------------------------------------------------------------

                                  June 25, 2004
--------------------------------------------------------------------------------

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




-----------------------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 60877T 10 1                                          Page 2 of 9 Pages


--------------------------------------------------------------------------------
1)     Name of Reporting Person                               MVM Limited
       I.R.S. Identification
       No. of Above Person
       (Entities Only)
--------------------------------------------------------------------------------
2)     Check the Appropriate Box                              (a) [X]
       if a Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
3)     SEC Use Only
--------------------------------------------------------------------------------
4)     Citizenship or Place                                   United Kingdom
       of Organization
--------------------------------------------------------------------------------
Number of                               5) Sole Voting
Shares Beneficially                        Power                             -0-
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        6) Shared Voting
                                           Power              8,656 shares
                                                              of Common Stock
                                        ----------------------------------------
                                        7) Sole Disposi-
                                           tive Power                        -0-
                                        ----------------------------------------
                                        8) Shared Dis-
                                           positive Power     8,656 shares
                                                              of Common Stock
                                        ----------------------------------------

9)     Aggregate Amount Beneficially                          8,656 shares
       Owned by Each Reporting person                         of Common Stock
--------------------------------------------------------------------------------
10)    Check if the Aggregate
       Amount in Row (9)
       Excludes Certain Shares
--------------------------------------------------------------------------------
11)    Percent of Class
       Represented by                                         less than 0.1%
       Amount in Row (9)
--------------------------------------------------------------------------------
12)    Type of Reporting
       Person                                                                 00


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CUSIP No. 60877T 10 1                                          Page 3 of 9 Page


--------------------------------------------------------------------------------
1)     Name of Reporting Person                        MVM International Life
       I.R.S. Identification                           Sciences Fund No. 1, L.P.
       No. of Above Person
       (Entities Only)
--------------------------------------------------------------------------------
2)     Check the Appropriate Box                              (a) [X]
       if a Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
3)     SEC Use Only
--------------------------------------------------------------------------------
4)     Citizenship or Place                                   United Kingdom
       of Organization
--------------------------------------------------------------------------------
Number of                               5) Sole Voting
Shares Beneficially                        Power                             -0-
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        6) Shared Voting      2,684,748 shares
                                           Power              of Common Stock
                                        ----------------------------------------
                                        7) Sole Disposi-
                                           tive Power                        -0-
                                        ----------------------------------------
                                        8) Shared Dis-        2,684,748 shares
                                           positive Power     of Common Stock
                                        ----------------------------------------

9)     Aggregate Amount Beneficially                          2,684,748 shares
       Owned by Each Reporting person                         of Common Stock
--------------------------------------------------------------------------------
10)    Check if the Aggregate
       Amount in Row (9)
       Excludes Certain Shares
--------------------------------------------------------------------------------
11)    Percent of Class
       Represented by                                         10.6%
       Amount in Row (9)
--------------------------------------------------------------------------------
12)    Type of Reporting
       Person                                                 PN

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CUSIP No. 60877T 10 1                                          Page 4 of 9 Page


--------------------------------------------------------------------------------
                                  Schedule 13G
                                  ------------

Item 1(a)   -   Name of Issuer:  Momenta Pharmaceuticals, Inc.

Item 1(b)   -   Address of Issuer's Principal Executive Offices:

                675 West Kendall Street
                Cambridge, MA  02142

Item 2(a)   -   Name of Person Filing:

                MVM Limited ("MVM")
                MVM International Life Sciences Fund No. 1, L.P.
                   ("MVM Fund No. 1")

Item 2(b)   -   Address of Principal Business Office:

                6 Henrietta Street
                London
                WC2E 8 PU
                United Kingdom

Item 2(c)   -   Place of Organization:

                United Kingdom

Item 2(d)   -   Title of Class of Securities:

                Common Stock, $.0001 par value

Item 2(e)   -   CUSIP Number:  60877T 10 0

Item 3      -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                Not applicable.



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CUSIP No. 60877T 10 1                                          Page 5 of 9 Page


Item 4      -   Ownership.

                (a) Amount Beneficially Owned:

                MVM:  8,656 shares of Common Stock
                MVM Fund No. 1:  2,684,748 shares of Common Stock

                (b) Percent of Class:

                MVM:  less than 0.1%
                MVM Fund No. 1:  10.6%

                (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: -0-

                (ii) shared power to vote or to direct the vote:

                MVM:  8,656 shares of Common Stock
                MVM Fund No. 1:  2,684,748 shares of Common Stock

                (iii) sole power to dispose or to direct the disposition of: -0-

                (iv) shared power to dispose or to direct the disposition of:

                MVM:  8,656 shares of Common Stock
                MVM Fund No. 1:  2,684,748 shares of Common Stock

Item 5      -   Ownership of Five Percent or Less of a Class:

                Not applicable.

Item 6      -   Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable.

Item 7      -   Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on by the Parent Company:

                Not applicable.

Item 8      -   Identification and Classification of Members of the Group:

                See Exhibit 2.


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CUSIP No. 60877T 10 1                                          Page 6 of 9 Page


Item 9      -   Notice of Dissolution of Group:

                Not applicable.

Item 10     -   Certification:

                Not applicable.


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CUSIP No. 60877T 10 1                                          Page 7 of 9 Page


Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                MVM LIMITED


                                                By  /s/  Thomas Casdagli
                                                  -----------------------------
                                                          Director of Finance

                                                MVM INTERNATIONAL LIFE SCIENCES
                                                 FUND NO. 1, L.P.


                                                By  /s/  Thomas Casdagli
                                                   -----------------------------
                                                         Director of Finance



Date:  January 26, 2005



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CUSIP No. 60877T 10 1                                          Page 8 of 9 Page


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                                   MVM LIMITED
                                       AND
                         MVM INTERNATIONAL LIFE SCIENCES
                                FUND NO. 1, L.P.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                                                MVM LIMITED


                                                By  /s/  Thomas Casdagli
                                                  -----------------------------
                                                          Director of Finance

                                                MVM INTERNATIONAL LIFE SCIENCES
                                                 FUND NO. 1, L.P.


                                                By  /s/  Thomas Casdagli
                                                   -----------------------------
                                                         Director of Finance



Date:  January 26, 2005



                                      -8-
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CUSIP No. 60877T 10 1                                          Page 9 of 9 Page


                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------


          MVM Limited and MVM International Life Sciences Fund No. 1, L.P. are filing this statement on Schedule 13G as a group.

          MVM Limited is a company organized in the United Kingdom. MVM International Life Sciences Fund No. 1, L.P. is a United Kingdom limited partnership. MVM Limited is the discretionary investment manager of MVM International Life Sciences Fund No. 1, L.P.




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